Exhibit 11

Diluted Earnings Per Common Share and Diluted Average Common Shares Outstanding

         For diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive.

         Diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):

                                                                               Three Months Ended             Six Months Ended
                                                                                    June 30                       June 30
                                                                            ------------------------        ------------------------
                                                                              1998            1997            1998            1997
                                                                            --------        --------        --------        --------
Average common shares outstanding ..................................         958,392         946,462         954,040         945,826
Dilutive effect of
           Convertible preferred stock .............................           3,123           3,948           3,123           3,948
           Stock options ...........................................          20,820          26,043          20,869          26,993
                                                                            --------        --------        --------        --------
Total dilutive shares ..............................................         982,335         976,453         978,032         976,767
                                                                            ========        ========        ========        ========
Income available to common shareholders ............................        $  1,407        $    916        $  1,902        $  1,767
Preferred dividends paid on dilutive convertible
            preferred stock ........................................               1               2               3               4
                                                                            --------        --------        --------        --------
Total net income available for common shareholders
            adjusted for full dilution .............................        $  1,408        $    918        $  1,905        $  1,771
                                                                            ========        ========        ========        ========
Diluted earnings per common share ..................................        $   1.43        $    .94        $   1.95        $   1.81
                                                                            ========        ========        ========        ========

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